

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2017

Jeffrey F. Biunno
Chief Financial Officer, Secretary and Treasurer
CohBar, Inc.
1455 Adams Drive, Suite 2050
Menlo Park, CA 94025

      Re: CohBar, Inc.
          Registration Statement on Form S-1
          Filed September 27, 2017
          File No. 333-220663

Dear Mr. Biunno:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Peter B. Cancelmo